UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  2)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Jack W. Schuler
28161 North Keith Drive
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 92407M206	Page 2 of 9

1	NAMES OF REPORTING PERSONS

Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,961,368

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,961,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,961,368

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.5%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No: 92407M206	Page 3 of 9

1	NAMES OF REPORTING PERSONS

H. George Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,740,384

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,740,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,740,384

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Page 4 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013, (the “Initial Schedule 13D”), as amended on December 29, 2014, (“Amendment No. 1” and, together with the Initial Schedule 13D, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.  This Amendment is being filed to disclose certain Shares and Warrants (defined and described in Item 4 herein) that were inadvertently omitted from the Initial Schedule 13D and Amendment No. 1.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler (“Mr. Schuler”) 28161 North Keith Drive Lake Forest, Illinois 60045

ii.	H. George Schuler (“George Schuler”) 28161 North Keith Drive Lake Forest, Illinois 60045

Mr. Schuler is a citizen of the United States, and is principally engaged in the business of investing in securities.  Mr. Schuler serves as sole trustee to the Jack W. Schuler Living Trust (the “Living Trust”). In such capacity, Mr. Schuler may be deemed to beneficially own the shares held by the Living Trust.

George Schuler is a citizen of the United States, and is principally engaged in the business of real estate.  George Schuler is the manager of the Schuler Grandchildren LLC (the “Grandchildren LLC”).  George Schuler also serves as sole trustee to the Tino Hans Schuler Trust (the “Tino Trust”), Tanya Eve Schuler Trust (the “Tanya Trust”), Therese Heidi Schuler Trust (the “Therese Trust”) and Schuler GC 2010 Continuation Trust (the “Continuation Trust” and, together with the Grandchildren LLC, Tino Trust, Tanya Trust and Therese Trust, the “George Schuler Entities”).  In such capacities, George Schuler may be deemed to beneficially own the shares held by the George Schuler Entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

Page 5 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of $1,583,994.51 was paid to acquire the Shares and Warrants (defined and described in Item 4 herein) acquired by the Tino Trust, Tanya Trust and Therese Trust in connection with the Purchase Agreement (defined and described in Item 4 herein), including $463,329.54 for the Shares acquired by each of the Tino Trust, Tanya Trust and Therese Trust and $64,668.63 for the Warrants acquired by each of the Tino Trust, Tanya Trust and Therese Trust.  These funds were personal funds of Mr. Schuler that had been entrusted to the Tino Trust, Tanya Trust and Therese Trust.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Each of the Tino Trust, Tanya Trust and Therese Trust, along with Mr. Schuler and other individuals and entities, (collectively, the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer on May 8, 2013.  Pursuant to the terms of the Purchase Agreement, on May 13, 2013, the date of the closing,  the Issuer sold an aggregate of 8,000,000 Shares to the Investors for the price of $1.46 per share, including 317,349 Shares to each of the Tino Trust, Tanya Trust and Therese Trust. The Purchase Agreement also provided for the manner of allocation of the fees and expenses between the parties, and the entry of the Issuer and the Investors into the Stockholders Agreement (defined and described below).

In addition, pursuant to the terms of the Purchase Agreement, upon closing on May 13, 2013, the Issuer sold warrants (“Warrants”) to purchase an aggregate of 12,500,000 Shares to the Investors for the price of $0.125 per Warrant, including Warrants to purchase 517,349 Shares to each of the Tino Trust, Tanya Trust and Therese Trust.  Each Warrant may be exercised at an exercise price of $1.46 per share.  Each Warrant became exercisable on or after August 11, 2013, the date that was 90 days following the date of issuance. The exercise price and number of Shares subject to the Warrants are subject to adjustment from time to time in accordance with the terms set forth therein. The Warrants expire on May 13, 2016, three years following the date of issuance.

On May 13, 2013, the Issuer and the Investors, including the Tino Trust, Tanya Trust and Therese Trust, entered into a stockholders agreement (the “Stockholders Agreement”).  Pursuant to the Stockholders Agreement, the Issuer is prohibited from taking certain material actions without the consent of at least one Principal Purchaser (as defined in the Stockholders Agreement), which includes but is not limited to Mr. Schuler, provided such Principal Purchaser has beneficial ownership of the Shares, Warrants or Warrant Shares (in each case, as defined in the Stockholders Agreement) in the aggregate equal to at least 50% of the Shares and Warrants, in the aggregate, issued to such Principal Purchaser at closing.  The Investors, including the Tino Trust, Tanya Trust and Therese Trust, further agreed in the Stockholders Agreement not to sell their Shares, Warrants or Warrant Shares on or prior to May 13, 2014, subject to specified exceptions.

The Stockholders Agreement provides for demand registration rights for certain Principal Purchasers that required the Issuer to register their Shares with the Securities and Exchange Commission and permit those Principal Purchasers to sell such registered Shares to the public, subject to specified conditions therein.  Furthermore, pursuant to the Stockholders Agreement, if the Issuer proposes to register any of its Shares at any time prior to May 13, 2018, the Tino Trust, Tanya Trust and Therese Trust, among others, will have the right to request that all or any part of their registrable Shares be included in the registration, subject to specified exceptions.

SCHEDULE 13D

Page 6 of 9 Pages

The description and summary of the Purchase Agreement, Stockholders Agreement and the Warrants set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, Stockholders Agreement and Form of Warrant, which are included as Exhibit 8, Exhibit 9 and Exhibit 10, respectively, to this Amendment No. 2 and are incorporated herein by reference.

Except as set forth herein and in the Schedule 13D, the Reporting Persons do not have any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of May 13, 2013, George Schuler may have been deemed to beneficially own, in the aggregate, 952,047 Shares, representing approximately 4.1% of the Shares then outstanding.  This amount consists of: (A) 317,349 Shares held by the Tino Trust; (B) 317,349 Shares held by the Tanya Trust; and (C) 317,349 Shares held by the Therese Trust.

As of August 11, 2013, George Schuler may have been deemed to beneficially own, in the aggregate, 2,504,094 Shares, representing approximately 10.0% of the Shares then outstanding.  This amount consists of: (A) 317,349 Shares and 517,349 Shares obtainable upon exercise of Warrants held by the Tino Trust; (B) 317,349 Shares and 517,349 Shares obtainable upon exercise of Warrants held by the Tanya Trust; and (C) 317,349 Shares and 517,349 Shares obtainable upon exercise of Warrants held by the Therese Trust.

The foregoing percentages are based on a total of 25,038,308 Shares outstanding, which is the sum of the 23,486,261 Shares reported as outstanding as of July 31, 2013, in the Issuer’s quarterly report on Form 10-Q filed August 14, 2013, and the 1,552,047 Shares the Tino Trust, Tanya Trust and Therese Trust had the right to acquire upon exercise of their Warrants.

On December 19, 2013, each of the Tino Trust, Tanya Trust and Therese Trust exercised their Warrants.

SCHEDULE 13D

Page 7 of 9 Pages

As of December 23, 2014 and the date hereof, George Schuler may be deemed to beneficially own, in the aggregate, 5,740,384 Shares, representing approximately 13.3% of the Shares outstanding.  This amount consists of (A) 1,787,536 Shares held by the Tino Trust; (B) 1,787,536 Shares held by the Tanya Trust; (C) 1,787,536 Shares held by the Therese Trust; (D) 188,888 Shares held by the Continuation Trust; and (E) 188,888 Shares held by the Grandchildren LLC.

The foregoing percentage is based on a total of 43,110,014 Shares outstanding, which is the sum of the 36,165,569 Shares reported in the Purchase Agreement as outstanding as of December 18 2014, and the 6,944,445 Shares issued in connection with the closing of the private placement of Shares pursuant to the Purchase Agreement, as reported by the Issuer in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on December 24, 2014.

As the manager of the Grandchildren LLC and sole trustee of each of the Tino Trust, Tanya Trust, Therese Trust and Continuation Trust, George Schuler shares with each such George Schuler Entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by each respective George Schuler Entity.

(c)  No transactions in the Shares have been effected by the Reporting Persons within the past 60 days, except as set forth in Amendment No. 1.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7:  Joint Filing Agreement

Exhibit 8: Securities Purchase Agreement, dated as of May 8, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Jack W. Schuler on May 23, 2013)

Exhibit 9: Stockholders Agreement, dated as of May 13, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Jack W. Schuler on May 23, 2013)

Exhibit 10:  Form of Warrant (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Jack W. Schuler on May 23, 2013)

SCHEDULE 13D

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

H. George Schuler
/s/ H. George Schuler

February 11, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT 7

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Vermillion, Inc. dated as of February 11, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Jack W. Schuler
/s/ Jack W. Schuler

H. George Schuler
/s/ H. George Schuler

February 11, 2015